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04019711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
JUN 01 2004
WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ORION SECURITIES (USA) INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BCE PLACE, 181 BAY STREET, SUITE 3100, P.O. BOX 830
(No. and Street)

TORONTO	ONTARIO (CANADA)	M5J 2T3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES D. BLAIR (416) 848-3595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

BCE PLACE, 181 BAY STREET, SUITE 1400, TORONTO, ONTARIO (CANADA) M5J 2V1
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES D. BLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORION SECURITIES (USA) INC., as of MARCH 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

X

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder
of Orion Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Orion Securities (USA) Inc. (the "Company") as of March 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Orion Securities (USA) Inc. at March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
May 20, 2004

ORION SECURITIES (USA) INC.
(a wholly-owned subsidiary of Orion Securities Inc.)
Statement of Financial Condition
March 31, 2004

ASSETS

Cash	$ 2,368,328
Due from clients	1,941,337
Other assets	372,412
	$ 4,682,077

LIABILITIES

Due to:	
Parent - broker accounts	$ 1,940,117
Parent - intercompany	347,931
Accounts payable and accrued liabilities	607,935
Income taxes payable	36,094
	2,932,077

COMMITMENTS (Note 2)

STOCKHOLDER'S EQUITY

CAPITAL STOCK	
Authorized	
Unlimited common shares	
Issued and outstanding	
1,750,000 common shares	1,750,000
RETAINED EARNINGS	-
	1,750,000
	$ 4,682,077

See accompanying notes to financial statements.

ORGANIZATION AND NATURE OF OPERATIONS

Orion Securities (USA) Inc. (the "Company") is incorporated under the Business Corporations Act (Ontario) and is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. in the United States. The Company, a wholly-owned subsidiary of Orion Securities Inc. (the "Parent"), was incorporated on April 28, 1994 and commenced operations in the 1996 fiscal year. The Company changed its name from Yorkton Capital Inc. to Orion Securities (USA) Inc. on June 25, 2003.

The Company engages in two activities. The Company provides brokerage services to institutional clients that are located in the United States of America. The transactions are cleared through the facilities of the Parent. The Company also engages in securities trading activity on behalf of the Parent, acting as an agent for the Parent. As the Company is acting as an agent for the Parent the inventory associated with the principal trading activity is not reflected in the Company's accounts.

1. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with United States generally accepted accounting principles, and reflect the following policies:

Securities transactions

Securities transactions are recorded on a trade date basis. Realized and unrealized gains and losses are included in securities transactions revenues.

Customers' securities transactions are reported on a settlement date basis.

Translation of foreign currency

The functional currency of the Company is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Transactions included in operations are translated at the average rates for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the statement of income in the year in which they occurred.

Commissions and related expenses

Commissions with respect to customer trades are accrued on the settlement date basis, which does not differ materially from the use of the trade date basis, and are included in current period income. Related expenses, including clearance and costs charged by the Parent, are accrued to match revenue recognition.

Underwriting

Underwriting and advisory revenue are recognized when earned, which is typically on the closing date.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company follows the asset and liability method of accounting for corporate income taxes. Under the method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

2. COMMITMENTS

Leases

The minimum annual future lease commitments of the Company for its office premises under non-cancellable operating leases expiring on February 28, 2006 are as follows:

2005	$	68,639
2006		62,919
	$	131,558

Rental expense amounted to approximately $70,744 for the year ended March 31, 2004 and is included in occupancy and equipment in the Statement of Operations.

Guarantees

The Company is a member of clearing houses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, clearing houses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

2. COMMITMENTS (continued)

Regulatory Authorities

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations that could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

3. RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations and are recorded at the agreed upon exchange amount.

Included in commission expense are amounts paid to the Parent, as compensation for commission revenue, in the amount of $3,077,230. Administrative expenses are paid to the Parent and include the recovery of administrative and operational costs incurred by the Parent on the Company's behalf.

4. INCOME TAXES

The provision for income taxes relates to Canadian income taxes payable for the Company. The effective rate is higher than the statutory rate as a result of certain expenses being deductible for accounting purposes but not for tax purposes.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c 3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2004, the Company had net capital of $1,377,588, which was $1,182,117 in excess of its required net capital of $195,471. The Company's ratio of aggregate indebtedness to net capital was 2.13 to 1.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of its business, the Company's customers' activities involve the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

7. CONCENTRATIONS OF CREDIT RISK

Performance of substantially all of the clearing and depository operations for the Company is the responsibility of the Parent pursuant to an operating agreement. The Parent utilizes the services of its carrying broker, to the extent necessary, to carry out these responsibilities. The agreement provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Parent, on behalf of the Company, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash, due from clients and due to Parent approximate their carrying values because of the short-term nature of these items.